Exhibit 77I

The sub-section How to Purchase Shares within the General Information section of the prospectus was supplemented as follows:

"Subject to the approval of the Fund, an investor may purchase " Institutional Class shares of a Fund with liquid securities and other assets that are eligible for purchase by the Fund (consistent with the Funds investment policies and restrictions) and that have a value that is readily ascertainable in accordance with the Funds valuation policies. These transactions will be effected only if Loomis Sayles deems the security to be an appropriate investment for the Fund. Assets purchased by a Fund in such a transaction will be valued in accordance with procedures adopted by the Fund. The Funds reserve the right to amend or terminate this practice at any time.

The following information applies to Loomis Sayles Aggressive Growth "Fund, Loomis Sayles Bond Fund, Loomis Sayles Global Bond Fund, Loomis " Sayles Small Cap Growth Fund and Loomis Sayles Small Cap Value Fund only. The sub-section How to Exchange Shares within the General Information section of the prospectus was supplemented as follows:

Conversion Rights

"In certain limited circumstances, you may convert Retail Class shares " of your Fund to Institutional Class shares of the same Fund or convert Institutional Class shares of your Fund to Retail Class shares of the same Fund. The value of shares that you wish to convert must meet the investment minimum of the new Class. The conversion from one class of shares to another will be based on the respective net asset values of the separate classes on the trade date for the conversion. You will not be charged any redemption fee or exchange fee as a result of the exchange. A conversion between share classes of the same fund is a nontaxable event to the shareholder.

You may convert Retail Class shares of your Fund to Institutional Class shares of the same Fund if you have accumulated shares with a net asset value greater than or equal to the minimum investment amount for Institutional Class shares of that same Fund. You may convert from Institutional Class shares to Retail Class shares only if the investment option or program through which you invest no longer permits the use of Institutional Class shares in that option or program or if you otherwise are no longer able to participate in Institutional Class shares. A conversion into a class of shares is subject to the purchase restrictions of such Class as described in the Funds prospectus (see How to Purchase Shares).

"In order to convert shares, you must send a signed letter of instruction " to Loomis Sayles Funds that includes the name of the Fund and the Class "you are converting from, the Class you are converting to, the exact " "name(s) in which the shares are registered, any special capacity in " which you are signing (such as trustee or custodian or on behalf of a "artnership, corporation, or other entity), your address, telephone " "number, account number, and the number of shares or dollar amount to " be converted to the following address:

Regular Mail: 					Overnight Mail:
Loomis Sayles Funds 				Loomis Sayles Funds
P.O. Box 219594 				330 West 9th Street
"Kansas City, MO 64121-9594 "		"Kansas City, MO 64105-1514"